SCHEDULE 13G
                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rule 13d- l (b),
       (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934

                                 Microbest, Inc.
                                (Name of Issuer)

                        Common Stock, Stated Value $0.001
                         (Title of Class of Securities)

                                    59500XI08
                                 (CUSIP Number)

                               September 14, 2000
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               |_| Rule 13d-l(b)
                               |X| Rule 13d-l(c)
                               |_| Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59500XI08                                            PAGE 1 OF 4 PAGES
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1   NAME OF REPORTING PERSON

    Maria S. Siegel ("Siegel")

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
    Not applicable                                                       (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Siegel- U.S
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                  5    SOLE VOTING POWER

                       Siegel-1,433,877
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          Siegel - -0-
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             Siegel-1,433,877
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       -0-
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Siegel-1,433,877
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable                                                           |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7% as of September 14, 2000 and 3.5% as of the filing date of this document
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a). Issuer.

      This statement relates to Microbest, Inc., a Minnesota Corporation (the issuer), registered to do business in Florida.

Item 1(b). Address of Issuer's Principal Executive Offices

      The Issuer's Principal executive office is located at 751 Park of Commerce Drive, Suite 122, Boca Raton, FL 33487

Item 2(a). Filer; Class of Securities

      This statement is filed by Maria S. Siegel with respect to the shares of Common Stock as defined in 2(d) below.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The address of the business office of the Reporting Person is

      Siegel:  3055 Harbor Drive
               Suite 1603
               Fort Lauderdale, Florida 33316

Item 2(c). Citizenship:

      Siegel- U.S.

Item 2(d). Title of Class of Securities:

      This statement relates to the shares of common stock, $0.001 stated value, of the issuer.

Item 2(e). CUSIP Number:

      CUSIP 59500XI08

Item 3. If this statement is filed pursuant to Rules 13d-l(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a)   |_| Broker or dealer registered under Section 15 of the Act,

      (b)   |_| Bank as defined in Section 3(a) (6) of the Act,

      (c)   |_| Insurance Company as defined in Section 3(a) (19) of the Act,

      (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940,

      (e)   |_| Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

      (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

      (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

      (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

      [j]   |_| Group, in accordance with Rule 13d-l(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13 d- 1 (c), check the box. |X|

Item 4. Ownership.

      A.    Maria S. Siegel

            (a)   Amount beneficially owned: 1,433,877

            (b) Percent of Class: 7% as of September 14, 2000 and 3.5% as of date of this filing

            (c)   Number of shares as to which the reporting person has:

                  (a)   Sole power to vote or direct the vote: 1,433,877

                  (h)   Shared power to vote or to direct the vote: -0-

                  (c)   Sole power to dispose or to direct the disposition of:
                        1,433,877

                  (d)   Shared power to dispose or to direct the disposition of:
                        -0-

Item 5. Ownership of five percent or less of a class. |X|

      Maria S. Siegel's beneficial ownership has declined to approximately 3.5% due to the increase in the issued and outstanding common shares of the Issuer.

Item 6. Ownership of more than five percent on behalf of another person.

      Maria S. Siegel is the trustee of the David H. Siegel Irrevocable Trust and as such has the power to direct the receipt of dividends from or the proceeds of the sale of shares.

Item 7. Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable

Item 8. Identification and Classification of Members of the Group.

      Not applicable

Item 9. Notice of Dissolution of Group.

      Not applicable

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2002

David H. Siegel Irrevocable Trust

By:


/s/ Maria S. Siegel
------------------------------------
Maria S. Siegel, Trustee


/s/ Maria S. Siegel
------------------------------------
Maria S. Siegel, individually